

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2010

Mr. Douglas Tallant
President
Friendly Energy Exploration
502 North Division Street
Carson City, NV 89703

> **Re:** **Friendly Energy Exploration**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed July 15, 2009**
> **Response Letter Dated September 29, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed October 1, 2009**
> **Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through**
> **December 31, 2004 and December 31, 2006, Filed December 2, 2009**
> **Response Letter Dated February 5, 2010**
> **Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through**
> **December 31, 2004, December 31, 2006 and December 31, 2008, Filed**
> **February 5, 2010**
> **Response Letter Dated March 30, 2010**
> **Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through**
> **December 31, 2004, December 31, 2006 and December 31, 2008, Filed**
> **March 31, 2010**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-31423**

Dear Mr. Tallant:

   We have reviewed your response letter and filings and have the following
comments. Where indicated, we think you should revise your document in response to
these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Response Letter Dated March 30, 2010

1.   In regards to your responses to our prior comments concerning your assessment
        of internal controls over financial reporting and disclosure controls and
        procedures, please confirm in your response to this comment that you have:
        - performed a full and complete assessment for the appropriate periods and
          determined that your disclosure controls and procedures and internal
          controls over financial reporting were ineffective as disclosed (rather than
          concluding them ineffective in lieu of performing a full and complete
          assessment);
        - prepared and retained evidential matter sufficient to support your
          conclusion for each applicable period.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

2.   It does not appear you have completed any of the 'check boxes' on the cover of
        your Form 10-K. Please amend your filing to include an appropriately completed
        cover.

3.   We note your filing does not include page numbers. Please paginate your
        amended filing.

Item 2 – Properties

4.   Please expand your disclosure to include the applicable requirements of Article
        1200 of Regulation S-K or tell us why those disclosures are not applicable.

Consolidated Balance Sheet

5.   Please tell us why certain oil and gas property assets have been presented within
        fixed assets while others have been presented in other assets and why these two
        classes of oil and gas projects warrant different presentation.

Consolidated Statements of Cash Flows

6.   Please tell us your basis for including changes in "notes", "loans payable" and
        "loans payable – related parties" as a change in operating assets and liabilities
        within the operating activities portion of your statement of cash flows instead of
        as financing cash flows or supplemental disclosures of noncash financing
        activities.

7.   We note you disclose cash proceeds of $457,000 from the issuance of preferred stock in 2009. Within your statement of shareholders deficit and financial statement footnote number six, we note 3.7 million (out of 4.175 million) preferred shares issued in 2009 were issued for debt settlement. Please modify your cash flow presentation to clarify that these preferred shares were issued in settlement of debt and not in exchange for cash (i.e. noncash financing activities), or tell us why you believe modification is unnecessary.

Notes to Financial Statements

8.   Please expand your supplemental footnote disclosure to include the applicable requirements of FASB ASC 932-235-50, or tell us why those disclosures are not applicable.

Note 2 – Summary of Significant Accounting Policies

9.   Please expand your significant accounting policy disclosures to include your method of accounting for costs incurred in oil and gas producing activities. Refer to FASB ASC 932-235-50-1.

Note 3 – Fixed Assets

10.   We note the following disclosures in regards to certain of your oil and gas leases and projects:
    - Red Oak Prospect: "there is currently no viable way to market the gas";
    - Talpa Project: "the seller has not been able to provide clear title";
    - West Peach Creek Prospect: "drilling plans are on hold as the Company concentrates on the Byler Project and the Panther Creek Project in central Texas."

Given these disclosures, please tell us whether you have evaluated these projects' and other projects' asset carrying amounts for impairment. If so, please tell us how you estimated the recoverability of asset amounts and the fair value of these projects in determining that they were not impaired.

Note 7 – Stock Options

11.   Please expand your disclosure to include:
    - the number and weighted-average grant-date fair value of nonvested options at the beginning of 2009, the end of 2009, and those that were granted, vested or forfeited during the year (FASB ASC 718-10-50-2(c)(2));

- the weighted-average grant-date fair value of options granted during 2009 (FASB ASC 718-10-50-2(d)(1));
- the total compensation cost related to nonvested awards not yet recognized as of December 31, 2009 and the weighted-average period over which the total compensation cost related to these nonvested awards is expected to be recognized (FASB ASC 718-10-50-2(e)); and,
- a description of the significant assumptions used to estimate the fair value of the options granted (FASB ASC 718-10-50-2(f)(2)).

Controls and Procedures

12.   Please expand your disclosure to address changes in your internal control over financial reporting pursuant to Item 308T(b) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                                                Sincerely,

                                                Mark C. Shannon
                                                Branch Chief